UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 1-9047

A. Full title of the Plan:

The Rockland Trust Company Employee Savings and
Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant
To the Plan and the
Address of its principal office:

Independent Bank Corp.

288 Union Street
Rockland, Massachusetts 02370

As filed on June 28, 2005

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

The 401(k) Committee of
Rockland Trust Company
   Employee Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Rockland Trust Company Employee Savings and Profit Sharing Plan (the Plan) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Boston, Massachusetts
June 6, 2005

Statements of Net Assets Available for Benefits

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (note 3):
Collective investment trusts	$6,822,253	6,384,092
Personal access fund	150,857	122,435
Common stock	8,308,033	7,222,000
Mutual funds:
Bonds	972,466	784,507
Equity	13,153,524	11,806,810
Participant loans	943,568	748,490

	30,350,701	27,068,334

Cash	12,007	12,254
Discretionary employer contribution receivable	250,000	—

Total assets	30,612,708	27,080,588

Net assets available for benefits	$30,612,708	27,080,588

See accompanying notes to financial statements.

2

Statement of Changes in Net Assets Available for Benefits

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$2,840,001
Interest and dividends	542,103

3,382,104

Contributions:
Participant	2,196,909
Employer	452,283

2,649,192

Total additions	6,031,296

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,499,176

Total deductions	2,499,176

Net increase	3,532,120

Net assets available for benefits:
Beginning of year	27,080,588

End of year	$30,612,708

See accompanying notes to financial statements.

3

Notes to Financial Statements

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the Rockland Trust Company (Company) Employee Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was created on September 9, 1971 and restated effective January 1, 1989. Effective January 1, 1994, the Plan was amended to include provisions of the Internal Revenue Code (IRC) Section 401(k) and the Tax Reform Act of 1986. Other subsequent amendments have also been made to the Plan. The Plan covers employees of the Company who meet specified eligibility requirements. Scudder Investments is the custodian and trustee of the Plan. A new plan document was also adopted effective August 1, 1999.

(b)	Eligibility

An employee becomes a participant in the Plan upon date of employment. However, completion of one year of service (1,000 or more hours of service during the plan year) is needed before eligibility to share in the Company’s contribution to the Plan. In order to share in the Company’s contribution to the Plan for any year, a participant must:

1.	Have worked 1,000 or more hours during the year.

2.	Be employed by the Company on the last business day of the year. However, those participants whose employment terminated during the year because of retirement under the Company’s retirement plan or because of disability, death or for any reason after the attainment of age 65 shall share in the Company’s contribution.

(c)	Contributions

Each year, employees who participate in the Plan may contribute up to 15% of their salary (6% as a basic elective deferral and 9% as a supplementary elective deferral), on a pretax basis, and up to an additional 10% of their salary on an after-tax basis For the year 2004, IRS contribution limit was $13,000 with a $3,000 catch-up provision for participants age 55 or above. Effective May 6, 2004, the Company amended the Plan to not match pre-tax contributions of a participant’s basic elective deferral. Effective January 1, 2005, the Company amended the plan again to reinstate the Company’s match of pre-tax contributions equal to 25% of a participant’s basic elective deferral. The Company may also make discretionary profit sharing contributions. No such discretionary contributions were made in 2004 and 2003.

A discretionary contribution of $250,000 in total was made on January 27, 2005 to employees who met the eligibility requirements for the Company’s contribution to the plan for the 2004 plan year.

4	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(d)	Benefits and Vesting

Participants are immediately 100% vested in all contributions plus actual earnings thereon upon eligibility.

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account. The form of payment is a lump-sum distribution (rollover treatment, if eligible), a stream of payments to be paid in monthly installments over a 10- to 15-year period, or installment payments in a fixed amount.

(e)	Participant’s Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Investment Options

Participants are offered 13 investment portfolios into which they can direct their contributions.

Employer matching contributions are allocated among options in the same percentages as the employee contributions. A description of each investment option is provided below:

Scudder Stable Value Fund

This fund seeks to provide principal stability, a competitive yield and reliable liquidity from a portfolio of high-quality instruments, including guaranteed insurance contracts (GICs), bank investment contracts (BICs), synthetic contracts, private placements, and cash equivalents.

Scudder Stock Index Fund

This fund seeks to match the total return of the Standard & Poor’s (S&P) 500 Stock Index. The S&P 500 is an index of 500 common stocks of U.S. companies that is often used as a benchmark for the U.S. stock market.

Personal Access Fund

This is an investment option that provides investment flexibility to participants by enabling them to set up their own brokerage account through State Street Brokerage. It allows participants to buy and sell other securities and/or mutual funds not available through the Plan. The participant pays all brokerage fees.

Scudder Income Fund

This mutual fund seeks high current income by investing primarily in high-grade corporate bonds.

5	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Scudder Balanced Fund

This mutual fund seeks a balance of growth and current income as well as long term preservation of capital through a diversified portfolio of stocks of larger, seasoned companies.

Scudder Large Company Growth Fund

This mutual fund seeks to provide long-term growth of capital through investing primarily in the equity securities of seasoned, financially strong U.S. companies.

Scudder Large Cap Value Fund

This mutual fund seeks long-term capital appreciation, with current income as a secondary objective. Typically the companies invested in have been sound historically but are temporarily out of favor.

Janus Mercury Fund

This mutual fund seeks long-term growth of capital primarily through investments in the common stock of issuers of any size, which may include well established issuers and/or smaller emerging-growth companies.

Janus Twenty Fund

This mutual fund seeks long-term growth of capital, primarily through investments in a core position of 20-30 common stocks of U.S. and foreign issuers of any size.

Scudder-Dreman High Return Equity Fund

This mutual fund seeks a high rate of return by investing primarily in large-capitalization stocks ($1 billion and greater) in undervalued sectors of the market.

Neuberger Berman Genesis Trust

The mutual fund seeks capital appreciation by investing primarily in common stocks of companies with small market capitalization (small-cap companies). Market capitalization means the total market value of a company’s outstanding common stock.

Templeton Foreign – A

This mutual fund seeks long-term capital growth by investing primarily in the equity securities of companies located outside the United States, including emerging markets. Also, the fund generally invests up to 25% of its total assets in debt securities of companies and governments located anywhere in the world.

Independent Bank Corp. Stock

This investment is exclusively in the common stock of Independent Bank Corp., the parent company of Rockland Trust Company.

6	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(g)	Loans to Participants

Participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum of $50,000 (reduced by the highest outstanding loan balance in the previous 12 months) or 50% of the participants’ account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.00% to 10.50%, as determined by the plan administrator, which are commensurate with local prevailing rates. Loans must be repaid within five years; however, loans for the purchase of a primary residence must be repaid within 30 years.

(h)	Priorities of the Plan Upon Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the trustee shall liquidate the entire investment in the Plan after payment of all expenses and after proportional adjustment of accounts to reflect such expenses, portfolio losses or profits, and reallocations to the date of liquidation. Each participating employee, retired participating employee, and beneficiary of each deceased participating employee shall be entitled to receive any amounts outstanding to the credit of the participating employee’s account as of the date of liquidation.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Contributions, interest, and other income are recorded as earned on the accrual basis.

(b)	Expenses

The Company pays all expenses of the Plan at the option of the Company.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex dividend date.

7	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The variety of investment options are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(e)	Dividend Reinvestments Plans

Effective July 8, 2004, dividends paid on investments in Independent Bank Corp. stock within the plan participate in the dividend reinvestment plan which allows for a 5% discount of dividends reinvested in the stock.

(f)	Benefits Paid

Benefits are recorded upon distribution.

(3)	Investments

The following presents investments in the accompanying statements of net assets available for benefits for which the fair value exceeded 5% of the Plan’s net assets as of plan years ended December 31, 2004 and 2003:

	Fair value
Description of investment	2004	2003
Independent Bank Corp. Stock, 257,345 and 256,982 shares, respectively	$8,308,033	7,222,000
Scudder Balanced Fund, 253,653 and 259,539 shares, respectively	4,436,388	4,339,498
Scudder Stock Index Fund, 113,278 and 114,554 shares, respectively	4,090,457	3,739,037
Scudder Stable Value Fund, 2,731,796 and 2,645,055 shares, respectively	2,731,796	2,645,055
Scudder Large Company Growth Fund, 96,656 and 102,346 shares, respectively	2,273,338	2,303,812
Janus Mercury Fund, 96,334 and 100,820 shares, respectively	2,077,926	1,965,984

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,840,001 as follows:

Collective investment trusts	$400,888
Mutual funds — Bonds	7,634
Mutual funds — Equity	1,070,117
Common stock	1,361,362

Total appreciation, net	$2,840,001

8	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(4)	Related-Party Transactions

Certain Plan investments are shares of common stock of Independent Bank Corp. and collective investment trusts and mutual funds managed by Scudder Investments. Independent Bank Corp. is the parent company of the Company, and Scudder Investments is the trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 15, 1995 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Additionally, the Internal Revenue Service issued Scudder an opinion letter dated December 31, 2001 for its prototype plan that applies to the Company’s Plan.

(6)	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2004 to the Form 5500:

Net assets available for benefits per the financial statements	$30,612,708
Plan receivables at December 31, 2004 (accrual accounting) not recorded on Form 5500:
Employee discretionary contribution	(250,000)

$30,362,708

The following is a reconciliation of the net increase in Plan assets per the financial statements at December 31, 2004 to Form 5500:

Net increase in Plan assets per the financial statements	$3,532,120
Plan receivables at December 31, 2004 not recorded on Form 5500 (accrual accounting):
Employer discretionary contribution	(250,000)

Net increase in Plan assets per Form 5500	$3,282,120

The reconciliation item is because Form 5500 is maintained on a cash basis whereas the financial statements are maintained on an accrual basis.

9

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Plan No: 002
E.I.N: 04-1782600

December 31, 2004

Issuer and description	Shares/Units	Current value
Collective investment trusts:
* Scudder Stable Value Fund	2,731,796	$2,731,796
* Scudder Stock Index Fund	113,278	4,090,457

		6,822,253

Personal access fund:
Cash and cash equivalents:
SSGA Money Market Fund	10,422	10,422

Common stock:
Applied Materials Inc.	120	2,052
Exodus Communications Inc.	50	—
Koninklijke Ahold	328	2,548
Sun Microsystems Inc.	13,000	70,070
Tenet Healthcare Corp.	100	1,098
Winn Dixie Stores	203	923
Worldcom Inc.	1,150	—

Mutual funds:
American Capital	249	4,562
Baron Small	540	11,914
Columbia Acorn USA Class Z	215	5,415
Dodge & Cox	63	5,034
Federated Income Trust	2,503	26,327
Fidelity Contrafund	91	5,172
Lord Abbett Mid Cap Value Class A	235	5,320

		150,857

Common stocks:
Independent Bank Corp. Stock:
* Independent Bank Corp. Mass	257,345	8,308,033

Mutual funds — Bonds:
* Scudder Income Fund	74,805	972,466

10	(Continued)

ROCKLAND TRUST COMPANY
EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

Plan No: 002
E.I.N: 04-1782600

December 31, 2004

Issuer and description	Shares/Units	Current value
Mutual funds — Equity:
* Scudder Balanced Fund	253,653	$4,436,388
* Scudder Large Company Growth Fund	96,656	2,273,338
Janus Mercury Fund	96,334	2,077,926
Templeton Foreign — A	86,391	1,062,608
Janus Twenty Fund	23,039	1,032,130
Neuberger Berman Genesis Trust	25,731	1,097,927
* Scudder Large Cap Value Fund	29,739	672,702
* Scudder — Dreman High Return Equity Fund	11,730	500,505

		13,153,524

Loan fund:
Loans to participants, interest rate from 4.00 to 10.50%		943,568

Total investments held at December 31, 2004		$30,350,701

* Represents a party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

11

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Rockland Trust Company Employee Savings and Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockland Trust Company Employee Savings and Profit Sharing Plan
(Name of Plan)

Date: June 28, 2005	/s/Denis K. Sheahan Denis K. Sheahan Chief Financial Officer and Treasurer Independent Bank Corp.